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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52697

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Signature Securities Group Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1177 Avenue of the Americas, 11th Floor

(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Roberts 646-822-1433

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

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MAR 02 2020

Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jonathan Roberts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Signature Securities Group Corporation, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

Jenny Tam
Notary Public
State of NY
County of NY
No. 31-5029041
Expires: June 13, 2022

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Signature Securities Group Corporation:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Signature Securities Group Corporation (the Company), a wholly owned subsidiary of Signature Bank, as of December 31, 2019, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2001.

New York, New York
February 28, 2020

SIGNATURE SECURITIES GROUP CORPORATION
(A Wholly Owned Subsidiary of Signature Bank)

Statement of Financial Condition

December 31, 2019

Assets

Cash and cash equivalents ($551,739 with the Parent)	$	37,701,444
Receivable from broker-dealers and clearing organizations		466,569
Premises and equipment, net of accumulated depreciation and amortization of $179,354		15,298
Other assets		436,651
Total assets	$	38,619,962

Liabilities and Stockholder's Equity

Liabilities:		
Accrued expenses payable	$	678,816
Intercompany taxes payable		1,366,988
Payable to affiliate		141,804
Total liabilities		2,187,608
Stockholder's equity:		
Common stock, $1 par value. Authorized 100 shares; issued and outstanding 60 shares		60
Additional paid-in capital		31,411,788
Retained earnings		5,020,506
Total stockholder's equity		36,432,354
Total liabilities and stockholder's equity	$	38,619,962

See accompanying notes to financial statements.

SIGNATURE SECURITIES GROUP CORPORATION
(A Wholly Owned Subsidiary of Signature Bank)

Statement of Income

Year ended December 31, 2019

Revenues:		
Commissions	$	7,775,703
Investment advisory fees		5,230,349
Interest and dividends		770,390
Other income		32,001
Total revenues		13,808,443
Expenses:		
Compensation and benefits		10,114,507
Data processing		333,017
Commissions		298,894
Occupancy and equipment		1,111,426
Insurance		5,807
Professional fees		584,211
Marketing		48,729
Depreciation		3,971
Interest		747
Other general and administrative		786,442
Total expenses		13,287,751
Income before provision for income taxes		520,692
Provision for income taxes		19,519
Net income	$	501,173

See accompanying notes to financial statements.

(continued)

SIGNATURE SECURITIES GROUP CORPORATION
(A Wholly Owned Subsidiary of Signature Bank)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2019

		Common stock	Additional paid-in capital	Retained earnings	Total
Balance at December 31, 2018	$	60	31,081,812	4,519,333	35,601,205
Stock-based compensation		—	329,976	—	329,976
Net income		—	—	501,173	501,173
Balance at December 31, 2019	$	60	31,411,788	5,020,506	36,432,354

See accompanying notes to financial statements.

(continued)

SIGNATURE SECURITIES GROUP CORPORATION
(A Wholly Owned Subsidiary of Signature Bank)

Statement of Cash Flows

Year ended December 31, 2019

Cash flows from operating activities:		
Net income	$	501,173
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense		3,971
Stock-based compensation expense		329,976
Deferred income tax expense		(12,398)
Increase in operating assets:		
Receivable from broker-dealers		(9,579)
Other assets		(23,170)
Increase (decrease) in operating liabilities:		
Accrued expenses payable		17,356
Intercompany taxes payable		31,917
Payable to affiliate		(89,588)
Net cash provided by operating activities		749,658
Net increase in cash, cash equivalents, and restricted cash		749,658
Cash, cash equivalents, and restricted cash at beginning of year		36,951,786
Cash, cash equivalents, and restricted cash at end of year	$	37,701,444
Supplemental disclosure of cash flow information:		
Interest paid during the year		747

See accompanying notes to financial statements.

(continued)

SIGNATURE SECURITIES GROUP CORPORATION
(A Wholly Owned Subsidiary of Signature Bank)

Notes to Financial Statements

December 31, 2019

(1) Organization

Signature Securities Group Corporation ("SSG" or "the Company"), a wholly owned subsidiary of Signature Bank ("the Parent"), was incorporated in the State of New York on May 26, 2000. The Company is a registered broker and dealer in securities with the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, primarily "riskless" principal transactions, agency transactions, and investment advisory services. The Company's excess net capital of $32.5 million as of December 31, 2019 is more than sufficient to support operations if it were to experience a net loss over the coming years. The Company has concluded that there are no conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date the respective financial statements are issued (or available to be issued).

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles ("U.S. GAAP"), which requires management to make estimates and assumptions that may affect the amounts reported in the financial statements and accompanying notes. These estimates and underlying assumptions affect the amounts of assets and liabilities, and revenue and expenses reported. Such estimates, including valuation of deferred tax assets, are, by their nature based on judgment and available information and, therefore, may vary from actual results.

The accompanying financial statements have been prepared from separate records maintained by the Company, and may not necessarily be indicative of the financial condition and results of operations, which would have existed if the Company had been operating as an unaffiliated entity.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize most leases on-balance sheet. Lessor accounting will remain substantially the same, but this ASU contains changes intended to align lessor accounting with the lessee accounting model. ASU 2016-02 replaces most existing lease accounting guidance and requires expanded quantitative and qualitative disclosures for both lessees and lessors. The Company adopted this ASU as of January 1, 2019, and the adoption does not have an impact on the Company's financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments- Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments ("CECL"), further amended by ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic

815, Derivatives and Hedging, and Topic 825, Financial Instruments. Topic 326 is intended to improve financial reporting by requiring earlier recognition of credit losses on loans, held-to-maturity (HTM) securities, loan commitments and certain other financial assets and off-balance sheet exposures. It replaces the current incurred loss impairment model that recognizes losses when a probable threshold is met with a requirement to recognize lifetime expected credit losses immediately when a financial asset is originated or purchased. For available-for-sale debt securities where fair value is less than cost, credit-related impairment would be recognized in an allowance for credit losses and adjusted in each subsequent period for changes in credit risk.

Subsequent to year end, the Company adopted the standard as of January 1, 2020. The only financial asset in scope of the new CECL standard is the short-term trade receivables such as receivables from broker-dealers and clearing organizations as well as certain insurance commission receivables that are included in other assets. Given the immaterial balance of the receivables and the lack of credit risk experienced on these receivables, the new standard was determined to have zero impact to the Company at adoption.

(b) Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than three months that are not held for sale in the ordinary course of business. These financial instruments are reflected in the statement of financial condition on a trade-date basis and are recorded at fair value.

The Company's cash and cash equivalents balances was $37,701,444 at December 31, 2019. This amount primarily consisted of Fidelity U.S. government money market funds of $28.3 million and other money market fund balances of $8.8 million. At December 31, 2019 the Company maintains $552 thousand with the Parent which consisted of $466 thousand in a bank money market account and $86 thousand in a bank demand account.

(c) Deposits

The Company maintained cash deposits of $104,932 primarily consisting of a $100,000 escrow deposit held at its clearing broker. This amount is considered restricted cash and is classified as a receivable from broker-dealers and clearing organizations in the Company's statement of financial condition.

(d) Commissions

The Company provides brokerage account services and insurance intermediary services and earns a commission on a transactional basis.

Brokerage account services involve trade executions and custody services, primarily through National Financial Services, LLC ("NFS"), a Fidelity subsidiary. Each time a customer enters

(continued)

into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date, i.e., the date that NFS fills the trade order and confirms the trade with the customer. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company also provides insurance intermediary services by placing annuities and certain variable life insurance policies on behalf of its customers. For each policy placed, the Company earns an up-front commission and a trailing commission, which is based on the value of the annuity and is paid annually until the related policy is surrendered or annuitized. The Company believes that the performance obligation related to the up-front commission is satisfied on the transaction date when the terms of the purchase of the insurance policy have been contractually agreed by the insurer and policyholder and the insurer has a present right to payment from the policyholder. The trailing commission is recognized at the end of each quarter based on the fair value of the annuities provided by the respective insurer.

(e) Investment Advisory Fees

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management ("AUM"). Fees are billed quarterly based on the market value of the AUM at the end of the preceding quarter. Revenue is recognized on a monthly basis for the services provided in that period, which are distinct from the services provided in other periods.

(f) Interest and Dividends

Interest income and expense are recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

(g) Stock-Based Compensation

The Parent has allocated compensation expense to the Company on restricted shares awarded to SSG employees from the Parent. The expense is recognized in the statement of income for all stock-based compensation awards over the requisite service period with a corresponding credit to additional paid-in capital. Compensation expense is measured based on grant date fair value and is included in compensation and benefits.

(continued)

(h) Depreciation

Depreciation of fixed assets is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvements or the term of the lease.

(i) Income Taxes

The Parent files consolidated Federal, New York State, and New York City income tax returns. Additionally, there are state and local tax returns filed in various other jurisdictions on both a consolidated basis, as well as a separate Company basis. The Company has entered into a tax allocation agreement with the Parent, whereby the Company determines its Federal, state, and local income tax on a separate company basis using the same computational method as the consolidated group.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as the estimated future tax consequences attributable to net operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations to the extent which such assets will be realized.

The Company recognizes the effect of the income tax positions only if those positions are more likely than not of being sustained in accordance with ASC 740, Income Taxes. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(3) Revenue Recognition

The following table presents revenue by major source as of December 31, 2019:

Revenue from contracts with customers		
Commissions		
Brokerage commissions	$	5,634,853
Insurance intermediary services		2,140,850
Total commissions revenue		7,775,703
Asset management fees		
Investment advisory fees	$	5,230,349
Total asset management fee revenue		5,230,349
Total revenue from contracts with customers	$	13,006,052

(4) Fair Value Measurements

ASC 820, Fair Value Measurement, defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 applies only to fair value measurements already required or permitted by other accounting standards and does not impose requirements for additional fair value measures. Pursuant to ASC 820, the fair value of a financial instrument is defined as the amount that would be received to sell an asset or paid to transfer a liability, or the "exit price," in an orderly transaction between market participants at the measurement date. The Company's investments in money market funds are recorded at fair value on a recurring basis. ASC 820 uses a three level hierarchy for fair value measurements based upon the market observability and reliability of inputs used to value assets and liabilities. ASC 820 does not dictate when fair values should be the basis to account for a financial asset or liability, nor does it prescribe which valuation technique should be used. Rather, ASC 820 requires an entity to choose appropriate valuation techniques based upon market conditions, and the availability, reliability, and observability of valuation inputs.

The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure an asset or a liability fall to different levels within the hierarchy, the classification of the entire asset or liability will be based on the lowest level input that is significant to the overall fair value measurement of the asset or liability. The Company categorizes assets and liabilities based on the inputs to the valuation techniques used to measure fair value as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices for similar instruments in active markets, quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

(continued)

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions would reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Such valuation techniques include the use of option pricing models, discounted cash flow models, and similar techniques.

The fair value of the Company's investment in money market funds included in cash and cash equivalents was determined using the closing market price and is included in Level 1. The carrying value of the Company's investments in such funds as of December 31, 2019:

Assets at Fair Value:		Level 1	Level 2	Level 3	Total
Money market funds	$	37,615,809	—	—	37,615,809
Total assets at fair value	$	37,615,809	—	—	37,615,809

There were no transfers in or out of Levels 1, 2 or 3.

(5) Regulatory Requirements

The Company is a registered broker dealer and, accordingly, is subject to net capital requirements of SEC Rule 15c3-1 (SEC Net Capital Rule) and FINRA. The Company has elected to select the basic method permitted by the SEC Net Capital Rule, which requires that it maintain a minimum net capital of $100,000 or 6-2/3 percent of its aggregate indebtedness. At December 31, 2019 the Company's net capital was $32,668,585, which was $32,522,744 in excess of its required net capital of $145,841.

Typically, all cash and cash equivalents would be considered allowable assets in the computation of net capital; however, since the $552 thousand is on deposit with SSG's Parent, the balance is treated as a nonallowable asset due to its direct affiliation.

The Company operates pursuant to the exemptive provisions of Section (k)(2)(ii) of the Securities and Exchange Commission's Computation of Reserve Requirements Rule 15c3-3, and accordingly, all customer transactions are cleared through National Financial Services LLC on a fully disclosed basis.

(6) Incentive Savings Plan

The Company, with the Parent, has a 401(k) program under which employees may make personal contributions of up to 60% of their pretax base salary by means of payroll deductions. The Company matches 100% of the first 3% of contributions to the plan and 50% of the next 4% of compensation contributed. In accordance with the expense sharing agreement with the Parent, the Company is allocated a portion of this expense based upon an overall benefits allocation between the Company and the Parent. During the year ended December 31, 2019, 401(k) Plan Employer Contribution expense was $270,197 and is included in compensation and benefits in the accompanying statement of income.

(continued)

(7) Income Taxes

The Parent has filed its Consolidated Federal, New York State, and New York City tax returns, of which the Company is included, for the year-ended December 31, 2018. Additionally, the Company has separately filed other state and local tax returns on a stand-alone basis. The Parent will timely file their 2019 Federal, New York State, and New York City tax returns by the extended due date of October 15, 2020. The Company has entered into a tax allocation agreement with the Parent. The provision for income taxes of the Company is determined on a separate company basis using the same computational method as the consolidated group.

The following table presents the components of the provision for income taxes for the year ended December 31, 2019:

Federal:		
Current	$	—
Deferred		3,296
Total	$	3,296
State and Local:		
Current	$	31,917
Deferred		(15,694)
Total	$	16,223
Total:		
Current	$	31,917
Deferred		(12,398)
Total	$	19,519

At December 31, 2019, a net deferred tax asset resulted from net operating loss carryforwards as well as temporary differences between the financial reporting amounts and tax bases of certain assets. The components are set forth in the following table:

Deferred tax assets:		
Net operating loss carry-forward	$	645,008
Unearned compensation		62,333
Total deferred tax assets	$	707,341
Deferred tax liabilities:		
Prepaid expenses	$	(38,670)
Depreciation		(47,787)
Total deferred tax liabilities	$	(86,457)
Net deferred tax asset	$	620,884
Valuation allowance	$	(620,884)
Deferred tax asset	$	—

As a result of its transfer of the SBA business to its Parent in November 2017, the Company operated at a net loss as of December 31, 2018. The Company continues to maintain a 100% valuation allowance against the net deferred tax assets since the Company does not expect to be able to realize such tax benefits on a stand-alone basis. This is based upon the Company's uncertainty of generating future taxable income on its own. As a result, the Company has provided a valuation allowance for the full amount of its net deferred tax asset in future periods as of December 31, 2019.

The following table presents a reconciliation of statutory federal income tax expense to combined effective income tax expense as of December 31, 2019:

		Expense (benefit)	Rate
Statutory Federal income tax expense	$	109,346	21.0%
State and local income taxes, net of federal income tax benefit		16,223	3.1%
Valuation allowance		(113,868)	-21.9%
Stock compensation		6,759	1.3%
Non-deductible expenses		7,632	1.5%
Other, net		(6,573)	-1.3%
Effective income tax expense	$	19,519	3.7%

(continued)

The Company has not recognized any liabilities for unrecognized tax benefits related to uncertain tax positions. The Company's policy is to recognize interest and penalties on income taxes in the provision for income taxes on the statement of income. For Federal and most state income tax returns, the Company remains subject to examination for tax years 2016 and after.

(8) Stock-Based Compensation

In March 2004, the Parent adopted the Signature Bank 2004 Long-Term Incentive Plan (the 2004 equity incentive plan or the Plan) for grants to be made to participants, including officers, employees, and consultants. The 2004 equity incentive plan was subsequently amended and restated upon receiving required shareholder approval at the 2008 Annual Shareholders Meeting held on April 17, 2008. The Plan is designed to assist in attracting, retaining, and motivating officers, employees, directors, and/or consultants and provides the Parent and its subsidiaries with a stock plan providing incentives directly related to increases in shareholder value.

SSG employees participate in the Plan and compensation expense is allocated from the Parent for restricted shares granted. During the year ended December 31, 2019, compensation expense of $329,976 was recognized for restricted shares. As of December 31, 2019, there was $664,734 of total unrecognized compensation cost related to unvested restricted shares that is expected to be recognized over a weighted average period of 2.06 years. The total fair value of restricted shares that vested during the year ended December 31, 2019 was $541,347.

(9) Related-Party Transactions

As of year-end December 31, 2019, the Company maintains $552 thousand with the Parent which consisted of $466 thousand in a bank money market account and $86 thousand in a bank demand account.

The Company had a $1.4 million payable to the Parent for its share of the consolidated group's tax expense, recorded in intercompany taxes payable on the accompanying statement of financial condition. The Company had a $142 thousand payable to the Parent related to the settlement of intercompany activity.

For the year ended December 31, 2019, the Company earned $13.8 million in revenue. Of this amount, $6 thousand in interest income was generated from the Parent.

For the year ended December 31, 2019, the Company incurred $13.3 million in expense, which primarily consists of total compensation and benefits expense of $10.1 million. The Company incurred $3.2 million in other expenses for certain occupancy, data processing, professional fees, and other general and administrative costs. All expenses are paid by the Parent and reimbursed by the Company. The Company has in place an expense sharing agreement with its Parent.

(continued)

(10) Premises and Equipment

Premises and equipment are summarized as follows:

Premises and equipment:		
Leasehold improvements	$	40,745
Furniture, fixtures, and equipment		153,907
Accumulated depreciation and amortization		(179,354)
Premises and equipment, net	$	15,298

For the year ended December 31, 2019, depreciation expense totaled approximately $4 thousand.

(11) Financial Transactions

In the normal course of business, the Company's client activities involve the execution and settlement of various securities and financial instrument transactions through National Financial Services LLC. In connection with these activities, a client's unsettled trade may expose the Company to off-balance sheet risk in the event the client is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instruments underlying the contract at a loss.

As part of the Company's securities and financial instrument transactions settlement activities, the Company uses securities as collateral. In the event the client is unable to fulfill its contractual obligation, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company monitors this risk by reviewing the market values of financial instruments pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure.

(12) Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through February 28, 2020, the date the financial statements were available to be issued, noting none.

(continued)

Schedule I

SIGNATURE SECURITIES GROUP CORPORATION
(A Wholly Owned Subsidiary of Signature Bank)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2019

Stockholder's equity	$	36,432,354
Deductions and/or charges:		
Nonallowable assets		
Cash held at Parent		551,739
Property, furniture, equipment		15,298
Commissions and fees receivable		464,493
Other assets		131,760
Total nonallowable assets		1,163,290
Net capital before haircuts on securities positions		35,269,064
Haircuts on securities:		
U.S. Government Money Market Funds		(2,600,479)
Net capital		32,668,585
Computation of basic net capital requirement:		
Minimum net capital required		100,000
Excess net capital	$	32,522,744
Net capital requirement under rule 15c3-1(a)(4)		145,841

Note: The above computation does not differ from the net capital computation as of December 31, 2019 filed by Signature Securities Group in its Form X-17A-5, Part II with the Securities and Exchange Commission and the Financial Industry Regulatory Authority on January 27, 2020.

See accompanying report of independent registered public accounting firm.

(continued)

Schedule II

SIGNATURE SECURITIES GROUP CORPORATION
(A Wholly Owned Subsidiary of Signature Bank)

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

Year ended December 31, 2019

The Company claims an exemption from rule 15c3-3 as of December 31, 2019 based upon Section (k)(2)(ii). Customer transactions are cleared through another broker/dealer on a fully disclosed basis.

See accompanying report of independent registered public accounting firm.

(continued)

Schedule III

SIGNATURE SECURITIES GROUP CORPORATION
(A Wholly Owned Subsidiary of Signature Bank)

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

Year ended December 31, 2019

The Company claims an exemption from rule 15c3-3 as of December 31, 2019 based upon Section (k)(2)(ii). Customer transactions are cleared through another broker/dealer on a fully disclosed basis.

See accompanying report of independent registered public accounting firm.

SIGNATURE SECURITIES GROUP CORPORATION
(A Wholly Owned Subsidiary of Signature Bank)

Financial Statements and Supplemental Information

December 31, 2019

(With Report of Independent Registered Public Accounting Firm Thereon)

SIGNATURE SECURITIES GROUP CORPORATION
(A Wholly Owned Subsidiary of Signature Bank)

General Assessment Reconciliation (Form SIPC-7)

For the Year Ended December 31, 2019

(With Independent Registered Public Accounting Firm Report on Applying Agreed-Upon Procedures Thereon)

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

To the Stockholder and the Board of Directors
Signature Securities Group Corporation:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019, which were agreed to by Signature Securities Group Corporation (the Company) and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, and noted no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, and noted no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences.

We were not engaged to, and did not, conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2020

SIPC-7 (35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (35-REV 6/17)

For the fiscal year ended 12/31/19

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

SIGNATURE SECURITIES GROUP CORPORATION
SIGNATURE SECURITIES
1177 AVENUE OF THE AMERICAS, 11TH FL
NEW YORK, NY 10036

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jonathan Roberts 646-822-1433

2. A. General Assessment (item 2e from page 2) $16,687

B. Less payment made with SIPC-6 filed (**exclude interest**) (8,457)
08/08/19
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $8,230

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☐ **Funds Wired** ☑
Total (must be same as F above) $8,230

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Signature Securities Group Corp.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 12 day of February, 20 20.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/19
and ending 12/31/19

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 13,808,443
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,089,210
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	298,894
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	295,620
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	2,683,724
2d. SIPC Net Operating Revenues	$ 11,124,719
2e. General Assessment @ .0015 Rate effective 1/1/2017	$ 16,687
	(to page 1, line 2.A.)